Exhibit 2.1

SHARE PURCHASE AGREEMENT

Entered into in San Paolo d’Argon on November 7, 2003 (the “Date of Execution”)

Between

•	LVF Holding S.r.l. (“Seller” or “LVF Holding”), a company organized under the laws of Italy, with its registered office at Milano, Via Rossetti no. 9, tax code no. 00772250148, represented by Mr. Luciano Sanguinetti, born in Genova on December 13, 1938, who acts in his capacity as sole director and legal representative of the Seller;

And

•	Mr. Gianluigi Belotti (“Purchaser” or “Mr. Belotti”), born in Trescore Balneario (Bg) on October 16, 1947, tax code no. BLD PLG 28B 29D 887W;

Recitals

1)	The Company. LVF S.p.A. (“Company”) is a joint stock company organized under the laws of Italy, with registered office at San Paolo d’Argon (Bg), Via Mazzini no. 6, tax code no. 01040510164, with share capital fully paid-in equal to Euro 1,548,000.

2)	The Previous Agreement. On October 30, 2000, the Parties entered into a share purchase agreement (“Previous Agreement”), whereby Mr. Gianluigi Belotti and Mr. Pier Luigi Baldini (“Messrs. Belotti and Baldini”) sold 90% of the shares in the Company to LVF Holding. The residual 10% of the Company’s shares continued to be held by same Company as treasury stock. The Previous Agreement provided that the shares of the Company sold by Messrs. Belotti and Baldini had to be transferred in three portions to LVF Holding. The last portion of the shares was transferred to LVF Holding on May 14, 2003. Until that date, Messrs. Belotti and Baldini remained shareholders of the Company. Furthermore Mr. Belotti has continued to be and currently is the managing director of the Company.

3)	Object of this Agreement. For strategic reasons linked to the reorganization of its core activities, the Seller now intends to sell to the Purchaser no. 270,000 shares of the Company (“Shares”),

equal to 90% of the registered share capital (while the residual 30,000 shares of the Company are owned by the Company itself), and the Purchaser intends to purchase said Shares directly or through the Alternative Purchaser. Taking into account that the last portion of the shares of the Company pursuant to the Previous Agreement was transferred to the current Seller in May 2003 and the current Purchaser has been and continues to be the managing director of the Company, the Parties have agreed that the sale of the Shares will take place on an “as is basis” pursuant to, the terms and conditions set forth in this share purchase agreement (the “Agreement”).

4)	The Shares. The Shares, which will be sold to the Purchaser or the Alternative Purchaser (as the case may be), according to this Agreement, have a par value of Euro 5.16 each and, as said, are equal to 90% of the registered share capital of the Company. The Company owns the residual no. 30,000 shares, equaling 10% of the registered share capital as treasury stock.

NOW, THEREFORE, in light of the foregoing, the Parties agree as follows.

Article 1 – Recitals and Exhibits

1.1	Recitals and Attachments. The recitals above and the Attachments hereto are an integral and substantial part of this Agreement.

1.2	Entire Agreement. This Agreement with its recitals and Attachments constitute the entire agreement and understanding between the Parties with respect to all matters referred to herein and supersedes all prior agreements and understandings with respect to the matters contemplated herein.

1.3

General obligation. Each Party agrees that it will, at the request and expense of the other Party, execute and deliver all such documents, including, without limitation, all such additional conveyances, transfers, consents and other assurances and do all such other acts and things as the other party hereto, acting reasonably, may from time to time request to be executed or done in order to evidence or perfect or effectuate any provisions of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

1.4	Severability. In the event that any provision (or any part of any provision) of this Agreement, or the application of any provision (or any part of any provision) of this Agreement to any person or circumstance is invalid, illegal or unenforceable for any reason whatsoever, then

(i)	such provision or part of provision shall be severed and have no force and effect, and.

(ii)	its invalidity, illegality or unenforceability shall not affect the other provisions (or parts of provision) of this Agreement or their application to other persons or circumstances.

The remaining provisions (or parts of provision) of this Agreement shall continue to have full force and effect.

The invalid, illegal or unenforceable provision or part of provision, which has been severed, shall be modified or replaced with a valid, legal and enforceable provision or part of provision, which obtains the same or the legally closest possible effects with respect to the subject matter of this Agreement and the original intentions of the Parties.

1.5	Assignment, No Third Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of each of the Parties and their respective successors and permitted assignees, and such successors and permitted assignees shall have the benefit of the indemnities set forth in Article 8 hereof. This Agreement and the rights, interests or obligations hereunder shall not be assigned by any Party without the prior written consent of the other Party, and any attempt to assign this Agreement without such consent shall be void and of no effect. Except as otherwise expressly provided for in this Agreement, nothing in this Agreement shall confer any rights upon any person, which is not a Party or a successor or permitted assignee of a Party.

1.6	Amendments and Waivers. No amendments of any provision of this Agreement shall be binding on any Party unless agreed in writing by all Parties. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

1.7	Expenses. Except as otherwise provided for herein, each of the Parties shall bear its own costs in connection with the transactions contemplated in this Agreement (including without limitation those costs charged to each such Party by its appraisers, auditors, counsels and advisors).

1.8	Taxes. All taxes, stamp duties, notarial fees and any other expenses related to this Agreement shall be borne by the Purchaser and the Alternative Purchaser (if any).

1.9	Rules of interpretation.

1.9.1	Definitions. The capitalized terms used in this Agreement shall have the meanings indicated in the text of this Agreement and Attachment A hereto.

1.9.2	Headings. The division of this Agreement into Articles, Sections, Subsections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in the construction or interpretation of this Agreement.

1.9.3	Genders and Numbers. Any reference in this Agreement to gender shall include all genders, and words importing the singular number shall include the plural and vice versa, unless differently specified.

1.9.4	English Language to prevail. This Agreement is written in English and Italian languages and will be executed in 4 separate originals (2 in Italian and 2 in English). In case of any translation of this Agreement, or of any dispute arising over the meaning of any provision hereof, the English version of this Agreement shall prevail.

1.10	Notices.

(A)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be transmitted by fax or registered mail, return receipt requested, addressed as follows:

If to the Purchaser and the Alternative Purchaser (if any), to: Mr. Gianluigi Belotti, c/o LVF

S.p.A., Via Mazzini, 6, San Paolo d’Argon (BG), fax 0354255283.

If to Seller, to:

Sergio Pastorino, Division Vice President Finance, DRESSER FLOW SOLUTIONS, Via Italo Betto 11, 27058 Voghera (Pavia), Italia, fax: 0039 0383 691 300;

With copies to:

Frank P. Pittman, Vice-President & General Counsel, DRESSER, INC., 15455, Dallas Parkway, Suite 1100, Addison Texas 75001, USA, fax: 001 972 361 9883; and

Filippo Troisi, Gianni, Origoni, Grippo & Partners, Via delle Quattro Fontane 20, 00184 Roma, Italia, fax 0039 06 487 1101

(B)	Any such notice or other communication shall be deemed to have been given on the day on which it is received (or, if such day is not a business day, on the next following business day).

(C)	A positive fax confirmation report shall be a valid proof of receipt of a fax communication. The date of the delivery receipt shall be the valid proof of receipt of a registered\mail.

(D)	Any Party may at any time change its address for service by giving notice to the other Party in accordance with this Article 1.10.

1.11	Exclusive remedy. Except in case of willful misconduct or gross negligence, the indemnification rights provided in this Agreement shall be the sole and exclusive remedy for any breach of this Agreement by a Party and each Party waives its rights to all other legal remedies including without limitation the right to request the termination of this Agreement for default pursuant to Article 1453 of the Italian Civil Code. The Parties also agree to waive their right to withdraw from the Agreement pursuant to Article 1467 of the Italian Civil Code and acknowledge to have considered the possible deterioration of the political and business situation in Italy, Europe and at a worldwide level, so that any such deterioration shall not give rise to any “unexpected and exceptional” consequence suitable to entrench the right of either Party to terminate this Agreement before or after the Closing Date.

1.12	Confidentiality.

1.12.1	The confidentiality obligations deriving from this Article 1.12 are not subject to any conditions precedent or subsequent. Said confidentiality obligations shall be binding upon the Parties after the Date of Execution and shall continue to be binding after the Closing Date.

1.12.2	For the purposes of this Article 1.12, “Confidential Information” shall mean, for each Party, information on (a) this Agreement and/or (b) the Company and/or (c) the other Party.

1.12.3	The Confidential Information however shall not include any information which: (i) is or becomes publicly known through no wrongful act of the disclosing Party and/or its Representatives; or (ii) is rightfully received from a third party without restrictions and without breach of the present confidentiality obligations; or (iii) is approved for release by written authorization of each Party to which the Confidential Information refers.

1.12.4	A Party shall not incur in any liability if (i) that Party has disclosed the Confidential information on the basis of a mandatory provision of law, which imposes the disclosure, and (ii) the disclosing Party has complied with the following provisions. If disclosure of Confidential information is required by law, the Party which is compelled to disclose such Confidential Information undertakes to consult with each Party to which the Confidential Information refers and to (a) reach consensus over the form, content and timing of the disclosure (unless the form, content and timing are strictly dictated by mandatory provisions of law) and (b) carry out any necessary activity to obtain an order or other reliable assurance that confidential treatment shall be accorded to the Confidential Information that needs to be disclosed (if such order or assurance are available at law).

1.12.5	Furthermore, the Seller shall not incur in any liability with respect to any disclosure of information made by the Seller in the press releases of Dresser, Inc. and/or with respect to the filings and notifications to be made with the SEC or other U.S. Regulators and/or with respect to communications made to the Banks and other third parties, including without limitation in relation to and on occasion of any activities performed the Seller for the purposes of obtaining the consent of the Banks and other third parties with respect to the consummation of the transactions provided in this Agreement.

1.12.6	Each Party shall and shall ensure that directors, employees, consultants, subsidiaries and representatives (“Representatives”) shall:

(a)	treat all Confidential Information as secret and confidential;

(b)	only disclose the Confidential Information to the persons, who need to receive and consider the Confidential Information for the purposes of the transactions contemplated in this Agreement; and

(c)	not use the Confidential Information for any purposes other than in relation to the transactions contemplated in this Agreement; and

(d)	disclose the Confidential Information to prospective lenders only after having informed the other Party and obtained its written consent, which in no case shall be unreasonably withheld.

1.12.7	The Parties shall be responsible for breaches of these confidentiality obligations by their Representatives.

Article 2 – Sale and Purchase of the Shares

2.1	Scope of the Agreement. Subject to the fulfillment or waiver (by the Party legitimated to waive) of the conditions precedent indicated under Article 3 (“Conditions”) within and not later than the and Date, at the Closing Date the Seller shall sell and endorse the Shares in favor of the Purchaser or the Alternative Purchaser (as the case may be) in exchange for the payment of the Price by the Purchaser or the Alternative Purchaser, as the case may be.

2.2	Alternative Purchaser. Mr. Belotti shall buy the Shares directly or through a directly controlled entity that will be designated by Mr. Belotti as final Purchaser (“Alternative Purchaser”), unless the acquisition of the Shares through such entity causes the violation of the representations and warranties as set forth in Art. 7.3 of this Agreement, including, without limitation, the case where the purchase by the Alternative Purchaser triggers the need to make an antitrust notification or to request any third party’s approvals or consents in order to consummate the transactions contemplated by this Agreement. Mr. Belotti agrees to and shall cause any alternative Purchaser; at all times, to duly and all of its obligations pursuant to the terms and conditions set forth in this Agreement.

2.3	Price. The transfer of the Shares is made and definitively accepted for a total price of Euro 20,700,000 for all the Shares (the “Price”), and such Price shall not be subject to any adjustments and/or modifications. The Price shall be paid to the Seller as of the Closing Date, through irrevocable wire-transfer effective immediately and with value as of the Closing Date. Such wire transfer shall be made on the bank account that will be indicated by the Seller 7 days prior to the Closing Date. Prior to endorsing the Shares in favor of the Purchaser or the Alternative Purchaser (as the case may be), written evidence of the occurrence of the irrevocable wire-transfer shall be provided to the Seller.

2.4	End Date. It is expressly agreed among the Parties that the End Date has an essential nature. The fulfillment or waiver (by the Party legitimated to waive) of the Conditions shall take place on or prior to the “End Date” that shall be

(i)	December 16, 2003, or,

if the Conditions have not been fulfilled or waived (by the Party legitimated to waive them) by December 16, 2003, then, at Seller’s sole option,

(ii)	such later date that will be indicated by the Seller, provided that such later date shall not be after December 31, 2003.

If the Conditions are not fulfilled or waived (by the Party legitimated to waive them) on or prior to the End Date, this Agreement shall be deemed automatically and immediately terminated and it will not produce any effects between the Parties, except for

(a)	the confidentiality obligations set forth under Article 1, which shall continue to be binding; and

(b)	the right of the non-defaulting Party to recover all the damages and expenses suffered in case the non-fulfillment of the Conditions and the termination of this Agreement is due to a breach of this Agreement or a wrongful behavior imputable to the other Party.

2.5	Closing. The endorsement of the Shares to the Purchaser or the Alternative Purchaser (as the case may be) (the “Closing”) shall be made on the “Closing Date”, subject to fulfillment or waiver (by the Party legitimated to waive) of the Conditions on or prior to such endorsement.

2.6	Closing Date. The Closing Date shall be either on

(i)	December 16, 2003, or,

(ii)	if the Conditions are fulfilled or legitimately waived prior to December 16, 2003, such earlier date as expressly agreed by written mutual consent of the Parties, or,

(iii)	if the Seller exercises the option set forth under Art. 2.4.(ii), any date following December 16 through December 31, 2003 that will be indicated by the Seller.

Article 3 – Conditions precedent

3.1	Conditions precedent to the Seller’s obligations. The obligations of the Seller at or after the Closing Date pursuant to this Agreement (except for the confidentiality obligations) shall be subject to the fulfillment or waiver within the End Date of the following conditions precedent:

(i)	the receipt by the Seller of a written and unconditional consent issued by the Banks (as defined in Attachment A hereto) allowing the Seller to close the transaction depicted in this Agreement pursuant to the terms and conditions provided herein; and

(ii)	the correct fulfillment by the Purchaser and/or the Alternative Purchaser of their obligations pursuant to Articles 4 and 5 hereof; and

(iii)	the fact that, at the Closing Date, the representations and warranties given by the Purchaser and the Alternative Purchaser pursuant to Article 7.3 hereof are true and correct;

(iv)	the approval of the transactions contemplated in this Agreement by the Board of Directors of Dresser, Inc.

Each of the Conditions listed above is for the exclusive benefit of the Seller and may be waived only by the Seller and at its sole discretion.

3.2	Conditions precedent to the Purchaser’s obligations. The obligations of the Purchaser and the Alternative Purchaser (as the case may be) pursuant to this Agreement at or after the Closing Date (except for the confidentiality obligations) shall be subject to the fulfillment or waiver within the End Date of the following conditions precedent:

(i)	the confirmation in writing, by one or more Purchaser’s Lenders, that they are ready to provide the Purchaser or the Alternative Purchaser (as the case may be), on or prior to the Closing Date, with an aggregate financing not lower than Euro 12,000,000.00 (the “Financing”) pursuant to financing agreements characterized by the terms and conditions identified in attachment B hereto (“Financing Agreements”); and

(ii)	the correct fulfillment by the Seller of its obligations pursuant to Articles 4 and 5 hereof; and

(iii)	the fact that, at the Closing Date, the representations and warranties given by the Seller under Article 7.2 hereof are true and correct.

Each of the Conditions listed above is for the exclusive benefit of the Purchaser or the Alternative Purchaser (as the case may be) and may be waived only by the Purchaser or the Alternative Purchaser (as the case may be) at its sole discretion.

Article 4 – Obligations of the Parties between the Date of Execution and the Closing Date

4.1	Obligations of the Seller.

4.1.1	Consent of the Banks. The Seller shall request, in good faith, the consent of the Banks to close the transaction described in this Agreement pursuant to the terms and conditions provided herein.

4.1.2	Shareholder’s Meeting. The Seller shall cause that a Shareholder’s Meeting of the Company (“Meeting”) be called in order to resolve upon the following items on the agenda: (i) acknowledgement of the resignations by certain directors of the Company; (ii) release and discharge of the resigning directors; and (iii) appointment of new members of the Board of Directors (“Agenda”). Provided that all the directors and statutory auditors of the Company agree to attend personally the Meeting, such Meeting shall be held on the Closing Date in the so-called “forma totalitaria” (i.e., “full attendance meeting”) in order to resolve on the above Agenda. Otherwise the Meeting shall be held on the date indicated in its notice of call.

4.1.3	Resignation of directors. The Seller shall cause the directors of the Company listed in attachment C to execute the resignation letters (“Resignations”) effective as of the Closing Date. The Resignations shall be substantially in the form indicated in attachment D hereto and will be delivered to the Purchaser or the Alternative Purchaser (as the case may be) at the Closing Date.

4.1.4	Bank Account. At least 7 days prior to the Closing Date, the Seller shall indicate the bank account to which the wire-transfer of the Price shall be made.

4.2	Obligations of the Purchaser.

4.2.1

Financing Agreements. The Purchaser and the Alternative Purchaser (if any) shall provide their best efforts in order to obtain the Financing executing one or more Financing Agreements. In this regard the Purchaser and the Alternative Purchaser (if any) undertake to negotiate in good faith with potential lenders (the “Purchaser’s Lenders”) and carry out any reasonably necessary activity in order to obtain said Financing. As soon as the Purchaser’s Lenders confirm, in writing, that they are ready to provide the Financing, on or prior to the Closing Date, the Purchaser or the Alternative Purchaser (if any) shall deliver to the Seller a copy of such written confirmation.

4.2.2	New directors. At least 7 days prior to the Closing Date, the Purchaser or the Alternative Purchaser (as the case may be) shall indicate to the Seller the persons to be appointed by the Meeting as new members of the Company’s Board of Directors in case all the Conditions are fulfilled or legitimately waived and the Closing may take place.

4.2.3	Designation of the Alternative Purchaser. At least 7 days prior to the Closing Date, Mr. Belotti shall notify the Seller, in writing, as to whether the Shares will be acquired by Mr. Belotti or the Alternative Purchaser and, in this latter case, shall immediately provide, in writing, the corporate name and any and all data and information concerning the Alternative Purchaser, which may be requested by the Seller. Such notice shall also be duly signed by the Alternative Purchaser, indicating acceptance of all terms and conditions of this Agreement. Pursuant to Article 1404 of the Italian Civil Code, as a consequence of the acceptance by the Alternative Purchaser, all obligations assumed by the Purchaser as set forth hereunder shall apply also to the Alternative Purchaser as if it were an original party to this Agreement. Mr. Belotti shall continue to be bound by this Agreement and, in particular, accepts to guarantee that the Alternative Purchaser, at all times, will duly and timely perform any and all of its obligations pursuant to the terms and conditions set forth in this Agreement. .

4.2.4	Cooperation. Should the Banks require any documents or information relating to the Purchaser, the Alternative Purchaser, the Company or any matters contemplated by this Agreement, the Purchaser and the Alternative Purchaser (as the case may be) hereby give their consent and agree to cooperate with the Seller in order that such request is satisfied.

Article 5 – Obligations of the Parties on or prior to the Closing Date

5.1	Closing. The Closing of this Agreement shall take place on the Closing Date, at the offices of Dresser Italia S.r.l., in Voghera, Via Italo Belto 11 at 15:00 or at any place and time agreed in writing by the Parties.

5.2	Activities immediately prior to Closing. At the Closing Date, but prior to the Closing, the Parties shall carry out the following actions.

5.2.1	Closing certificates. The Parties shall exchange closing certificates substantially in the form indicated in attachment E hereto to acknowledge the fulfillment or legitimate waiver of all the Conditions.

5.2.2	Meeting. To the extent that the Meeting may be held at the Closing Date, the Meeting shall resolve as at that date upon the items on the Agenda. If the Meeting can be held only after the Closing, Art. 6.1 shall apply. The minutes of the resolution shall be substantially in the form indicated in attachment G hereto.

5.2.3	Inter-group accounts. The inter-group debt of LVF Holding to the Company, for Euro 340,000 plus interest, as resulting from the loan agreement executed on July 20, 2003, shall be fully repaid and satisfied (“Inter-group Debt”).

5.3	Obligations of the Purchaser and Alternative Purchaser. At the Closing Date, the Purchaser and the Alternative Purchaser (if any) shall:

(i)	execute and deliver all documents and instruments that are required to be executed or delivered under this Agreement by the Purchaser (and/or the Alternative Purchaser, as the case may be) prior to or on Closing;

(ii)	pay the Price in cash to the Seller, as set forth in Article 2 of this Agreement;

(iii)	deliver letters of release and discharge in favor of the resigning directors, substantially in the form of attachment F hereto;

(iv)	acknowledge, in writing, the full release of LVF Holding from any liabilities related to the Inter-group Debt.

5.4	Obligations of the Seller. At the Closing Date, the Seller shall:

(i)	execute and deliver all documents and instruments that are required to be executed or delivered under this Agreement by the Seller to endorse and sell the Shares to the Purchaser or the Alternative Purchaser, as the case may be;

(ii)	deliver the Resignations duly executed by the directors identified in attachment C;

(iii)	endorse the share certificates representing the Shares in the name of the Purchaser or the Alternative Purchaser, as the case may be.

5.5	Entries. Once the endorsement of the share certificates representing the Shares is made and legalized, according to Article 2023 of the Italian Civil Code, the Purchaser (or the Alternative Purchaser, as the case may be) shall be entitled to request that an entry be made in the shareholders’ ledger of the Company to document the transfer of the Shares to the Purchaser (or the Alternative Purchaser, as the case may be).

Article 6 – Obligations of the Parties after the Closing Date

6.1	Meeting. If for whatever reason the Meeting cannot be held on the Closing Date and is held after such Closing Date, the Purchaser and the Alternative Purchaser undertake that the Meeting shall resolve upon the items on the Agenda in accordance with the minutes contained in attachment G hereto.

6.2	Trademarks and trade names. Promptly after the Closing, all the trade names and trademarks owned or licensed to the Seller or the Dresser Group shall be cancelled and erased from any letterheads, model, form, product, box, packing and similar places. The Purchaser and the Alternative Purchaser (if any) shall ensure that the registrations of the Agreement with the Register of Enterprises be made and record the fact that LVF Holding is no longer a shareholder of the Company.

Article 7 – Representations and warranties of the Parties

7.1	Sale on an “as is” basis. The Parties have agreed that the Company be sold by the Seller to the Purchaser or the Alternative Purchaser (as the case may be), on an “as is basis”, the Purchaser or the Alternative Purchaser (as the case may be) assuming all the Company’s rights and liabilities as of and after the Closing Date. Except as specifically set forth under Article 7.2 below, the Seller makes no other representations and warranties whatsoever, including, but not limited to, any other explicit, implicit or tacit representation or warranty. The Purchaser and the Alternative Purchaser also represent to be fully aware that certain agreements entered into by the Company are subject to “change-of-control” clauses and all risks and liabilities associated with possible terminations by the counterparties is accepted by them.

7.2	Seller’s representations and warranties. The Seller makes the following representations and warranties, each of which shall be true and correct at the Closing Date and acknowledges that the Purchaser is relying upon such representations and warranties.

(i)	The Seller is the registered and unprejudiced owner of the Shares and is registered on the shareholders’ ledger of the Company.

(ii)	The Seller is an Italian company in good standing and has the power and authority to execute and deliver this Agreement and to consummate any transactions contemplated hereby.

(iii)	Prior to and as of the Closing Date, the Seller has not transferred the Shares to any third parties, nor are they subject to attachments, foreclosures, liens or pledges.

7.3	Purchaser’s and Alternative Purchaser’s representations and warranties. The Purchaser and the Alternative Purchaser make to the Seller the following representations and warranties, each of which shall be true and correct at the Closing Date, and acknowledge that the Seller is relying upon such representations and warranties.

(i)	The Purchaser and the Alternative Purchaser are Italian companies in good standing under the laws of Italy and have the power and authority to execute and deliver this Agreement and to consummate any transactions contemplated hereby.

(ii)	No consent by, authorization of or filing with any third party and/or authority is required to be obtained or made on the part of the Purchaser and/or Alternative Purchaser in connection with the execution and delivery of this Agreement by the Purchaser or the Alternative Purchaser (as the case may be) or the consummation of the transactions contemplated hereunder, including but not limited to the authorization of any Antitrust Authority.

7.4	Survival. The representations and warranties of the Parties shall survive the Closing for a period of 12 months thereafter.

Article 8 – Indemnification

8.1	Indemnification by the Seller. The Seller agrees to indemnify and hold harmless the Purchaser or the Alternative Purchaser (as the case may be) from any damages suffered or incurred by the Purchaser or the Alternative Purchaser (as the case may be) as a result of, or arising out of, or in connection with: (a) any breach or non-performance by the Seller of any covenant or obligation to be performed pursuant to this Agreement, or (b) any inaccuracy or untruth of any representation or warranty of the Seller contained in this Agreement.

8.2

Indemnification by the Purchaser and the Alternative Purchaser. The Purchaser and the Alternative Purchaser (if any) agree to indemnify and hold harmless the Seller from any damages suffered or incurred by the Seller, as a result of, or arising out of, or in connection with: (a) any breach or non-performance by the Purchaser and/or Alternative Purchaser of any covenant or obligation to be performed pursuant to this Agreement (including without limitation the obligation to pay the Price) or (b) any inaccuracy or untruth of any representation or warranty of the Purchaser and/or Alternative Purchaser contained in this Agreement; and/or (c) any third party claims (including claims by public or tax authorities) arising out of or otherwise relating to the Company whether submitted prior to or after the Closing and/or related to circumstances or events occurred prior or after the Closing. Letter (c) of this Article 8.2 is specifically accepted by

Mr. Belotti and the Alternative Purchaser (if any) also taking into account that Mr. Belotti has been and currently is the Managing Director of the Company and was a shareholder of same Company until May 2003.

8.3	Claim of Indemnity. In the event that a Party (the “Indemnified Party”) becomes aware of any claim, proceeding or other matter (a “Claim of Indemnity”) in respect of which the other Party (the “Indemnifying Party”) has agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall give written notice thereof to the Indemnifying Party. Such notice shall specify whether the Claim of Indemnity arises as a result of a claim by a third person/entity against the Indemnified Party (a “Third Party Claim”) or is directly between the Parties (a “Direct Claim”), and shall also specify with reasonable details (to the extent that the information is available) the factual basis for the Claim of Indemnity and the amount of the Claim of Indemnity, if known.

8.4	Direct Claim. With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim of Indemnity, the Indemnifying Party shall have 30 days to make such investigations of the Claim of Indemnity, as it considers necessary or desirable. On or prior to the expiration of the 30-day term above, if both Parties agree upon the validity and amount of such Direct Claim, the Indemnifying Party shall immediately pay to the Indemnified party the full agreed amount of the Claim of Indemnity, failing which the matter shall be referred to binding arbitration as provided below.

8.5	Third Party Claim. With respect to any Third Party Claim, the Indemnifying Party shall have the right, at its expenses, to participate in or assume control of the negotiation, settlement or defense of the Claim of Indemnity.

If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defense of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements related to its participation and retention of counsel shall be paid by the Indemnified Party, unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defenses).

If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume, again the control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim.

Article 9 – Applicable Law and Arbitration Clause

9.1	Applicable law. This Agreement and all the possible amendments hereto shall be governed by and construed in accordance with the laws of Italy.

9.2	Arbitration.

9.2.1	All disputes relating to or arising from this Agreement, its interpretation, enforcement or termination, shall be exclusively settled by arbitration under the Rules of Arbitration and Conciliation of International Chamber of Commerce (the “Rules”) then in force. The arbitrators shall decide all disputes pursuant to Italian substantive laws. The venue of the arbitration shall be Milan, Italy. The arbitration proceeding shall be conducted in Italian and all arbitrators shall be fluent in the Italian and English language.

9.2.2	The panel of arbitrators will consist of three members to be appointed as follows:

•	each Party shall appoint an arbitrator;

•	the two arbitrators appointed by the Parties shall then appoint a third arbitrator, who shall act as chairman of the panel.

In case the third arbitrator is not appointed within 30 days from the appointment of the latter of the two arbitrators appointed by the Parties, or one of the Parties has not appointed its arbitrator within 15 days from the notice of the appointment of the arbitrator by the other Party, the third arbitrator and/or the arbitrator not appointed by the relevant Party shall be appointed by the President of the Tribunal of Milan upon request of any of the Parties.

9.2.3	The panel of arbitrators shall indicate in the award the allocation of the expenses pertaining to the arbitration procedure between the disputing Parties.

9.2.4	The award of the arbitration panel shall be final and conclusive on the Parties and shall not be subject to any appeal and the Parties waive their rights to challenge the award of the arbitrators. The arbitration shall be deemed to be a ritual arbitration and the award shall be deemed as a Court Decision for the Parties.

List of Attachments

A)	Definitions

B)	Terms and conditions of the Financing Agreements;

C)	Directors of the Company, who will resign;

D)	Text of the Resignations by the directors;

E)	Closing certificates;

F)	Letter of release and discharge to be executed by the Purchaser (or the Alternative Purchaser).

G)	Minutes of the shareholders’ meeting of the Company.

November 07, 2003

Mr. Luciano Sanguineti	Mr. Gianluigi Belotti

/s/ MR. LUCIANO SANGUINETI	/s/ MR. GIANLUIGI BELOTTI

(For the Seller)	(For the Purchaser)

ATTACHMENT “A” – DEFINITIONS

Agenda: shall mean the items on which the meeting shall resolve, pursuant to Art. 4.1.2;

Agreement: shall mean this share purchase agreement with recitals and annexes;

Alternative Purchaser: shall mean a directly controlled entity that Mr. Belotti may designate as final purchaser of the Shares pursuant to Art. 2.2;

Banks: shall mean the “Lenders” as defined in THE CREDIT AGREEMENT dated April 10, 2001, as amended, among DRESSER, INC., a Delaware corporation, and D.I. LUXEMBOURG S.A.R.L., a corporation organized and existing under the laws of Luxembourg, DEG ACQUISITIONS, LLC, a limited liability company organized and existing under the laws of Delaware, DRESSER HOLDINGS, INC., a Delaware corporation, the Subsidiary Guarantors (as defined in such Credit Agreement), the banks, financial institutions and other institutional lenders party to the Credit Agreement, WELLS FARGO BANK TEXAS, N.A., as the swing line bank, MORGAN STANLEY & CO. INCORPORATED, as collateral agent, MORGAN STANLEY SENIOR FUNDING, INC., as administrative agent and CREDIT SUISSE FIRST BOSTON, as syndication agent;

Claim of Indemnity: shall mean the claim, proceeding on the other matter in respect of which the Indemnifying Party has agreed to indemnity the Indemnified Party;

Closing: shall mean the endorsement of the Shares in favor of the Purchaser or the Alternative Purchaser (as the case may be);

Closing Date: shall mean the date defined according to Art. 2.6 of this Agreement;

Company: shall mean LVF S.p.A.;

Conditions: shall mean the condition precedent to the obligations of the Parties afterward the Closing date as indicated in Art. 3;

Confidential Information: shall mean the information listed in Art. 1.12.2;

Direct Claim: shall have the meaning indicated in Art. 8.3;

End Date: shall have the meaning indicated in Art. 2.4;

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Financing: shall mean a financing of an aggregate amount of Euro [12,000,000];

Financing Agreements: shall mean the financing agreements entered into by the Purchaser (or Alternative Purchaser, as the case may be) and the Purchaser’s Lenders as indicated in Art. 3.2 (i);

Indemnified Party: shall mean the Party having the right to be indemnified by another Party pursuant to this Agreement;

Indemnifying Party: shall mean the Party having an obligation to indemnify another Party pursuant to this Agreement;

Purchaser’s Lenders: shall mean the lenders providing the financing to the Purchaser or the Alternative Purchaser (as the case may be);

LVF Holding: shall mean LVF Holding S.r.l.;

Meeting: shall mean the shareholders’ meeting of the Company involving upon the Agenda as indicated in Articles 4.1.2, 5.2.2 and 6.1;

Mr. Belotti: shall mean Mr. Gianluigi Belotti;

Messers. Belotti e Baldini: shall mean Mr. Gianluigi Belotti and Mr. Pier Luigi Baldini;

Parties: shall mean the Seller, the Purchaser and the Alternative Purchaser;

Previous Agreement: shall mean the share purchase agreement entered into on October 30, 2000; between LVF Holding and Messers. Belotti e Baldini;

Price: shall mean the price to be paid to purchase the shares;

Purchaser: shall mean Mr. Gianluigi Belotti;

Representatives: shall have the meaning indicated in Art. 1.12.6;

Resignations: shall mean the letters of resignations by certain directors of the Company to be delivered pursuant to Art. 5.4 (ii);

Rules: shall mean the Rules of Arbitration and Conciliation issued by the International Chamber of Commerce of Paris;

Seller: shall mean LVF Holding S.r.l.;

Shares: shall mean the no. 270,000 shares of the Company, which are sold pursuant to this Agreement;

Third Party Claim: shall have the meaning indicated in Art. 8.3.

ATTACHMENT B

Terms of the Financing Agreements to be entered into with the Purchaser’s Lenders

Amount:	not lower than Euro 12,000,000.00

Availability:	not after December 1, 2003

Interest rate:	not higher than 4.5 per cent, yearly

Repayment date:	the principal shall be re-paid not earlier than the end of the 7th year from the date in which the Financing is made available

Security Package:	pledge created on the Purchaser’s shares

Commitment Fees:	not higher than 0.5 per cent of the amount of the Financing

ATTACHMENT C

Directors resigning at Closing

Mr. Giuseppe Bianchi;

Mr. Sergio Pastorino;

Mr. Giuseppe Biasco.

ATTACHMENT D

Mr. Gianluigi Belotti
Chairman of the Board of Directors
LVF S.p.A.
Through registered letter

Mr, Roberto Uberti
Chairman of the Statutory Auditors’ Committee
LVF S.p.A.
Through registered letter

c.c.	Mr. Sergio Pastorino	Director
	Mr. Giuseppe Biasco	Director
	Mr. Alessandro Chiesa	Director
	Mr. Giuseppe Bianchi	Director

c.c.	Mr. Egidio Fiorina	Effective Auditor
	Mrs. Enrica Dentella	Effective Auditor
	Mr. Riccardo Fiorina	Alternate Auditor
	Mr. Osvaldo Bacis	Alternate Auditor

            ,              2003

Re:	Resignation from the office of director of LVF S.p.A. (“LVF”)

Dear Sirs:

This is to give notice of my resignation from the office of director of LVF, effective as of the appointment of a new director in my substitution.

With reference to my resignation, I hereby declare that I have received from LVF everything due to me in connection with such office and I confirm that I have nothing to demand to the company in this respect.

Yours sincerely,

ATTACHMENT E

CLOSING CERTIFICATE

This Closing Certificate dated as of December                     , 2003 (the “Closing Certificate”) is exchanged among

☐	LVF Holding S.r.l., a company organized under the laws of Italy, with registered office at Milan, Via Rossetti no. 9;

and

☐	Mr. Gianluigi Belotti, born in Trescore Balneario (Bg) on October 16, 1947, tax code no. BLD PLG 28B 29D 887W;

☐	[the Alternative Purchaser, , a company organized under the laws of Italy, with registered office at ]

(LVF Holding S.r.l., Mr. Gianluigi Belotti and the Alternative Purchaser are hereinafter collectively referred to as the “Parties” and each as a “Party”).

The Parties hereby state and declare that:

(i)	all the conditions precedent set forth in article 3 of the Share Purchase Agreement (the “Agreement”) entered into between the Parties on have been fulfilled or legitimately waived by the Party entitled to waive; and

(ii)	all the obligations of the Parties set out in Articles 4 and 5 of the Agreement have been duly performed.

Therefore, the Closing, as defined in the Agreement, has duly taken place.

IN WITNESS WHEREOF, the Parties have caused this Closing Certificate to be duly executed as of the date first written above.

Mr. Belotti		LVF Holding S.r.l.

	By:	By:

	Name:	Name:

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ATTACHMENT F

                    , 2003

To:	Mr. Giuseppe Biasco	Resigning Director
	Mr. Giuseppe Bianchi	Resigning Director
	Mr. Sergio Pastorino	Resigning Director

C.c.	LVF Holding S.r.l.	Seller and previous shareholder

Re:	LVF S.p.A. (“LVF”): release and discharge in favor of the resigning directors

The undersigned Mr. Gianluigi Belotti and [the Alternative Purchaser] hereby

DECLARE

To be aware of the activities performed by the addressees as directors of LVF (as documented, amongst others, in the minutes of the Board of Directors’ meetings of LVF, in the correspondence exchanged between the resigning directors and the company and in the powers-of-attorneys given by LVF to the addressees) and to approve such activities and, as a consequence of the above

UNDERTAKE

To the maximum extent permitted by the applicable laws

i)	To fully discharge and release the addressees from any liabilities towards LVF and/or the undersigned;

ii)	(Unless a shareholders’ meeting of LVF with the following agenda has already been held) to cause that a shareholders’ meeting of LVF be held and resolves as promptly as possible in favor of the

•	Acknowledgement and ratification of the activities carried out by the addressees and

•	Their release and discharge from any liabilities in connection with their offices in LVF (as documented, amongst others, in the minutes of the Board of Directors’ meetings of LVF, in the correspondence exchanged between the resigning directors and the company and in the powers-of-attorneys given by LVF to the addressees); and

iii)	To refrain from proposing and/or voting (or causing others to propose or vote) in favor of any direct or indirect legal actions or claims against the addressees for the activities carried out in connection with their offices in LVF, and,

iv)	in light of all the above, to hold the addressees harmless from and against any and all direct or indirect actions, proceedings, claims, demands, losses, liabilities, damages, costs, charges and expenses which they may suffer or incur in any jurisdiction or which may be made or taken against them in connection with their offices in LVF.

Sincerely yours,

ATTACHMENT G

LVF S.P.A.

Registered office in San Paolo d’Argon (Bg), Via Mazzini no. 6

Sole shareholder’s company

Share capital: Euro 1,548,000 fully paid-in

Tax Code and registration with the Register of Companies of Bergamo

no. 010405101641

MINUTES OF THE ORDINARY SHAREHOLDERS’ MEETING

On December                     , 2003, at                     , the Ordinary Shareholders’ Meeting of LVF S.p.A. (the “Company”) was held in order to discuss and resolve upon the following

AGENDA

1)	Resignation of certain members of the Company’s Board of Directors. Release and discharge in favor of the resigning members of the Board of Directors. Pertinent and consequent resolutions;

2)	Appointment of new members of the Board of Directors. Pertinent and consequent resolutions;

3)	Miscellaneous.

* * *

The sole shareholder LVF Holding S.r.l. (the “Shareholder”) was represented by Mr. Sanguineti, in his capacity as sole director and legal representative of the Shareholder.

The following members of the Board of Directors were in attendance: [                                ]1.

[1]	In case of “full attendance” meeting without previous notice of call (so called “assembles totalitaria”, see art. 4.1.2 of the draft agreement for the sale of the Company to Mr. Belotti), all the directors will need to personally attend the shareholders’ meeting.

The following members of the Statutory Auditors’ committee were in attendance: [                                ]2.

Mr.                      took the chair of the Meeting and declared the Meeting duly established in order to discuss and resolve upon the items listed in the Agenda. The Chairman asked Mr.                      to act as secretary of the Meeting. The Secretary accepted and read the Agenda of the Meeting.

* * *

With respect to the first item on the Agenda, the Chairman informed those in attendance that the following members of the Board of Directors had delivered their letters of resignation from the office of director, with effect as of the appointment of new directors in their substitution:

Mr. Giuseppe Bianchi;

Mr. Sergio Pastorino;

Mr. Giuseppe Biasco.

At this point, the Chairman invited the Meeting to take the appropriate resolutions. After thorough discussion, during which the resigning directors provided satisfactory answers to all the requests of information and clarification raised by the attendees, the Meeting unanimously

RESOLVED

to acknowledge and accept the resignations communicated by the above identified resigning directors, thanking them for the activities carried out during their office;

[2]	In case of “full attendance” meeting without previous notice of call (so called “assemblea totalitaria”, see art. 4.1.2 of the draft agreement for the sale of the Company to Mr. Belotti), all the statutory auditors will need to personally attend the shareholders’ meeting.

•	to acknowledge and ratify all the activities carried out by the above identified resigning directors in connection with their offices (as documented, amongst others, in the minutes of the Board of Directors’ meetings of the Company from to , in the correspondence exchanged between the resigning directors and the Company and in the powers-of-attorneys given by LVF to the addressees), providing in their favor the broadest possible discharge and release from any liabilities;

•	to waive any direct or indirect legal actions or claims against the above identified resigning directors for all the activities carried out in connection with their offices in LVF.

* * *

With respect to the second item on the Agenda, the Chairman informed that, further to the resignations of the directors indicated above, the Company needed to appoint new members of the Board of Directors.

After thorough discussion, the Meeting unanimously

RESOLVED

To appoint as new members of the board of Directors:

•	Mr. , born in , on , domiciled in , tax code no. ;

•	Mr. , born in , on , domiciled in , tax code no. ;

•	Mr. , born in , on , domiciled in , tax code no. ;

giving to the new appointed directors a sincere welcome and wishing them the best in relation to her appointment.

* * *

No other matters being brought up for discussion with respect to the third item of the agenda, the Chairman declared the meeting closed at                      after drawing up, reading, approving and signing these minutes.

The Chairman	The Secretary